767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

May 29, 2015

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Amanda Ravitz

Re:	Milacron Holdings Corp Amendment No. 1 to Registration Statement on Form S-1 Filed May 8, 2015 File No. 333-203231

Dear Ms. Ravitz:

On behalf of our client, Milacron Holdings Corp., a Delaware corporation (the “Company”), we are transmitting herewith electronically for filing pursuant to Regulation S-T under the Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 of the Company (Registration No. 333-203231) (the “Registration Statement”). In connection with such filing, set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated May 21, 2015. The Company is sending to the Staff under separate cover courtesy copies of Amendment No. 2, including copies marked to show the changes effected by Amendment No. 2.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 2. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in Amendment No. 2.

Critical Accounting Policies

Stock-Based Compensation, page 77

1.	We note your response to comment 10. Please provide us with a copy of the March 31, 2014 valuation you used to determine the fair value of your common stock underlying your second, third, and fourth quarter stock option grant valuations. If you have a subsequent valuation for your common stock, please also provide us with a copy of that valuation.

Securities and Exchange Commission

May 29, 2015

The Company has separately provided the Staff with a copy of the March 31, 2014 valuation on a confidential supplemental basis. The Company confirms that there is no subsequent valuation for its common stock.

2.	Please explain why you believe the March 31, 2014 valuation results in an amount that represents the grant-date fair value for those options issued in the third and fourth quarters of 2014. Refer to FASB ASC 718-10-30-6. Tell us the objective and subjective factors that you believe are relevant that changed from the date of the most recent third-party valuation through the date of the grants in the third and fourth quarter.

As required by FASB ASC 718-10-30-6, the Company estimated the fair value of the employee stock options at each grant date and on each grant date determined that no significant changes or events occurred subsequent to the date of the March 31, 2014 valuation that would materially affect the value of the Company’s common stock as set forth in the March 31, 2014 valuation results. The factors considered in reaching this conclusion on each grant date principally included the following which align with the underlying assumptions used in the March 31, 2014 valuation:

•	Fair value of debt. The estimated fair value of debt included in the option pricing model was approximately $1,077 million as of March 31, 2014. As disclosed within the Company’s consolidated financial statements for the year ended December 31, 2014, the approximate fair value of its debt as of December 31, 2014 was $1,052 million, a change of less than 3% from the March 31, 2014 value. The Company notes that the estimated fair value of its debt was very consistent over the period from March 31, 2014 to December 31, 2014.

•	Shares outstanding. The number of shares outstanding as of March 31, 2014 and December 31, 2014 was approximately 491,000 and 492,000, respectively, a change of 0.2%. The Company also notes that there was no volatility in the number of shares outstanding during the period from March 31, 2014 to December 31, 2014, which would have a material impact on the value of its common stock. As disclosed in the Registration Statement, the number of stock options granted during the third and fourth quarters of 2014 was 1,400 and 564, respectively. This low volume of option grant activity would have minimal impact on the value of the Company’s common stock outstanding.

•	Financial performance. Actual financial results for the year ended December 31, 2014 were very consistent with the projections utilized in the March 31, 2014 Business Enterprise Valuation (“BEV”) analysis. Two key metrics that were included within the determination of the Company’s BEV were forecasted revenue and Adjusted EBITDA. For the year ending December 31, 2014, actual revenue exceeded projections in the BEV analysis by approximately 3%; however, actual Adjusted EBITDA was less than the projections in the BEV analysis by approximately 1%.

Securities and Exchange Commission

May 29, 2015

In addition to determining that no significant changes or events occurred subsequent to the date of the March 31, 2014 valuation that would materially affect the value of the Company’s common stock as set forth in the March 31, 2014 valuation results, the Company’s board of directors also re-evaluated the following factors at each subsequent grant date to March 31, 2014:

•	historical financial results and estimated trends and projections of the Company’s future operating and financial performance;

•	the likelihood of achieving a liquidity event, such as an initial public offering or sale of the Company, given prevailing market conditions;

•	the market performance of comparable, publicly-traded companies; and

•	the overall global economic and industry conditions.

After considering the factors outlined above, the Company determined on each grant date that the fair value of the Company’s common stock equaled the amount set forth in the March 31, 2014 valuation and that the assumptions used in the March 31, 2014 valuation remain reasonable, from a valuation perspective, for the awards granted.

3.	With respect to your issuances of stock and options since December 31, 2014, please provide us with a summary of the issuances including the number of options or shares granted, the exercise price, and the underlying fair value of the common stock. Highlight and discuss any changes in method or significant assumptions since your March 31, 2014 valuation.

The Company has revised the disclosure on page 87 of the Registration Statement to reflect the issuance of options and shares since December 31, 2014. The limited number of shares issued (25 shares) and stock options granted (350 options) occurred on January 1, 2015. As there were no significant changes in our assumptions since the March 31, 2014 valuation, and only a limited number of shares and options were granted on January 1, 2015, the Company’s board of directors determined the grant date fair value as required by FASB ASC 718-10-30-6 as further described in the Company’s response to the Staff’s comment 2 above.

4.	Please tell us why there has been no change in the fair value of your common stock since 2012, considering that the Mold-Masters acquisition was consummated to enhance your capabilities to provide a broader set of plastic processing technology solutions, expand your sales, and provide further geographical diversification into emerging markets.

The Company has separately provided the Staff on a confidential supplemental basis a table outlining the changes in the key components that influenced the estimated fair value of the Company’s common stock during 2014, 2013 and 2012. The acquisition of Mold-Masters enhanced the Company’s capabilities to provide a broader set of plastic processing technology solutions, expands its sales, and provided further geographical

Securities and Exchange Commission

May 29, 2015

diversification into emerging markets; however as detailed in the table provided to the Staff, the value ascribed to the acquisition of Mold-Masters on March 28, 2013 was captured in the business forecasts and related valuation methodology used by the Company and its independent valuation specialist to estimate the business enterprise value as of March 2013 and in March 2014. While the Company’s business enterprise value increased significantly upon the acquisition of Mold-Masters, the fair value of debt and number of shares of common stock also increased as the acquisition was primarily financed through the issuance of debt as well as the sale of additional shares. Since the date of the acquisition and through 2014, the Company continued to incur costs to integrate Mold-Masters into its operations. As the Company further integrated the operations of Mold-Masters and realizes incremental savings and leverage from synergies, it anticipates that its business enterprise value will be favorably impacted beginning in 2015. The Company also respectfully advises the Staff that affiliates of Alberta Investment Management Corporation (“AIMCo”) purchased approximately 13.5% of the currently outstanding shares of common stock of the Company (on a fully diluted basis) at the time of the Mold-Masters acquisition at a price of $1,000 per share. At the time of purchase AIMCo was an unrelated party and the price per share was the result of arms-length negotiations between the Company and AIMCo. The Company believes this third-party purchase of its common stock further supports the $1,000 per share valuation.

5.	You disclose that the weighted-average grant date fair value of employee stock options granted during 2014, 2013 and 2012 was $580.41, $602.33 and $628.00, respectively, per share. Please tell us why the weighted-average grant date fair value declined from 2012 to 2014.

The Company respectfully advises the Staff that the structure and the vesting criteria of the employee stock options granted, both time-based and performance-based, were consistent for all periods presented and that the weighted-average grant date fair values referenced in the Staff’s comment represent the weighted-average grant date fair values of both the time-based and performance-based awards on a combined basis. Furthermore, the Company respectfully directs the Staff to Footnote 9 of its consolidated financial statements included in the Registration Statement for additional disclosure regarding the time-based and performance-based awards, including their respective weighted-average grant date fair values for each period presented. As a result of the consistent structure and vesting criteria, the key drivers of the fluctuations in the value of the awards are the assumptions used in the valuation models, most notably the expected term and volatility assumptions. These factors are further discussed below.

Decline from 2012 to 2013

•	Mix of performance-based stock options (which include a market condition) and time-based options granted

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May 29, 2015

•	Performance-based stock options granted increased from 40% in 2012 to 46% in 2013. Based on the vesting criteria of the performance-based awards granted by the Company, the grant date fair value of these awards was lower when compared to time-based awards issued during the same period. Due to the existence of a market condition within the performance-based awards, a Monte Carlo simulation model was utilized to value these awards. The increase in the percentage of performance-based awards relative to time-based awards reduced the weighted-average grant date fair value of all awards granted from 2012 to 2013.

•	Reduction in the grant date fair value of the performance-based awards granted

•	The weighted-average grant date fair value of the performance awards granted in 2013 was lower than the weighted-average grant date fair value of the performance awards granted in 2012. The reduction in the weighted average grant date fair value of the performance-based awards was principally due to (i) a reduction in the expected term assumption and (ii) a reduction in the volatility assumption. As an anticipated event which would result in the vesting of the performance-based awards was deemed to be closer to occurring in 2013 as compared to 2012, the expected term was appropriately reduced which lowered the value of the 2013 awards when compared to those granted in 2012. The Company respectfully directs the Staff to page 128 of the Registration Statement for disclosure regarding the events that result in the vesting of the performance-based awards. The volatility assumption was determined by the Company, with the assistance of an independent third party valuation specialist, using the historical volatility of guideline peer companies. The set of guideline peer companies utilized in the 2012 and 2013 analyses was consistent.

Decline from 2013 to 2014

•	Reduction in the weighted-average grant date fair value of time-based awards granted

•	The weighted-average grant date fair value of time-based awards granted decreased approximately 5% between 2013 and 2014. The decrease in the grant date fair value of the time-based awards was principally driven by a reduction in the volatility assumption utilized in the Black-Scholes option pricing model used to value the options. The volatility assumption was determined by the Company, with the assistance of an independent third party valuation specialist, using the historical volatility of guideline peer companies. The set of guideline peer companies utilized in the 2013 and 2014 analyses was consistent.

•	Reduction in the weighted-average grant date fair value of the performance-based awards granted

Securities and Exchange Commission

May 29, 2015

•	The weighted-average grant date fair value of the performance awards granted in 2014 was lower than the weighted-average grant date fair value of the performance awards granted in 2013. The reduction in the weighted average grant date fair value of the performance-based awards was principally due to (i) a reduction in the expected term assumption and (ii) a reduction in the volatility assumption. As an anticipated event which would result in the vesting of the performance-based awards was deemed to be closer to occurring in 2014 as compared to 2013, the expected term was appropriately reduced which lowered the value of the 2014 awards when compared to those granted in 2013. The volatility assumption was determined by the Company, with the assistance of an independent third party valuation specialist, using the historical volatility of guideline peer companies. The set of guideline peer companies utilized in the 2013 and 2014 analyses was consistent.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8849.

Sincerely yours,

/s/ Heather L. Emmel

Heather L. Emmel, Esq. Weil, Gotshal & Manges LLP

cc:	Hugh C. O’Donnell, Milacron Holdings Corp.
cc:	Marc D. Jaffe, Latham & Watkins LLP
cc:	Ian D. Schuman, Latham & Watkins LLP